# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DUKE Robotics Corp., CIK 0001638911
CUSIP: 903448207
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 10 HaRimon Street, Science and Industrial Park, Mevo Carmel, Israel (L3), 2069203
Date of event which requires filing of this statement: 05/18/2026
Filed by CIK 0001870364
Persons authorized to receive notices and communications: Jonathan M. Nathan, Adv., Meitar Law Offices, 16 Abba Hillel Road Street,, Ramat Gan, Israel (L3), 5250608, 972-3-610-3100

## Reporting persons
- Y.D. More Investments Ltd (CIK 0001870364): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 900,000; sole dispositive power 0; shared dispositive power 900,000; aggregate amount beneficially owned 900,000 (19.99% of the class)
  Comment: Rows 8, 10, 11 and 13: The shares beneficially owned consist of 450,000 shares and an additional 450,000 shares underlying warrants, although those warrants may only be exercised to the extent such exercise does not cause the Reporting Person to exceed 19.99% beneficial ownership. If that 19.99% "blocker" provision were disregarded, the 900,000 shares beneficially owned would constitute 23.3% of the Issuer's outstanding common stock (including shares underlying the warrants).
- More Provident Funds & Pension Ltd. (CIK 0002005938): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 800,000; sole dispositive power 0; shared dispositive power 800,000; aggregate amount beneficially owned 800,000 (19.99% of the class)
  Comment: Rows 8, 10, 11 and 13: The shares beneficially owned consist of 400,000 shares and an additional 400,000 shares underlying warrants, although those warrants may only be exercised to the extent such exercise does not cause the Reporting Person to exceed 19.99% beneficial ownership. If that 19.99% "blocker" limitation were disregarded, the 800,000 shares beneficially owned would constitute 21.0% of the Issuer's outstanding common stock (including shares underlying the warrants).
- More Co-Invest (L.P.), Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (2.9% of the class)
  Comment: Rows 8, 10, 11 and 13: The shares beneficially owned consist of 50,000 shares and an additional 50,000 shares underlying warrants held by the Reporting Person. The percent of class is based on 3,457,977 shares, comprised of 3,407,977 shares of common stock issued and outstanding as of May 19, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 20, 2026, plus 50,000 shares of common stock issuable upon exercise of warrants held by the Reporting Person.
- B.Y.M. Mor Investments Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 900,000; sole dispositive power 0; shared dispositive power 900,000; aggregate amount beneficially owned 900,000 (19.99% of the class)
  Comment: Rows 8, 10, 11 and 13: The shares beneficially owned consist of 450,000 shares and an additional 450,000 shares underlying warrants, although those warrants may only be exercised to the extent such exercise does not cause the Reporting Person to exceed 19.99% beneficial ownership. If that 19.99% "blocker" provision were disregarded, the 900,000 shares beneficially owned would constitute 23.3% of the Issuer's outstanding common stock (including shares underlying the warrants).
- Eli Levy: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 900,000; sole dispositive power 0; shared dispositive power 900,000; aggregate amount beneficially owned 900,000 (19.99% of the class)
  Comment: Rows 8, 10, 11 and 13: The shares beneficially owned consist of 450,000 shares and an additional 450,000 shares underlying warrants, although those warrants may only be exercised to the extent such exercise does not cause the Reporting Person to exceed 19.99% beneficial ownership. If that 19.99% "blocker" provision were disregarded, the 900,000 shares beneficially owned would constitute 23.3% of the Issuer's outstanding common stock (including shares underlying the warrants).
- Yosef Levy: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 24,000; shared voting power 900,000; sole dispositive power 24,000; shared dispositive power 900,000; aggregate amount beneficially owned 924,000 (19.99% of the class)
  Comment: Rows 8, 10, 11 and 13: The shares beneficially owned consist of 450,000 shares and an additional 450,000 shares underlying warrants beneficially owned via Y.D. More Investments Ltd., as well as 12,000 shares and an additional 12,000 shares underlying warrants held personally by the Reporting Person, although any such warrants may only be exercised to the extent such exercise does not cause the Reporting Person to exceed 19.99% beneficial ownership. If that 19.99% "blocker" provision were disregarded, the 924,000 shares beneficially owned would constitute 23.9% of the Issuer's outstanding common stock (including shares underlying the warrants).
- Benjamin Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 900,000; sole dispositive power 0; shared dispositive power 900,000; aggregate amount beneficially owned 900,000 (19.99% of the class)
  Comment: Rows 8, 10, 11 and 13: The shares beneficially owned consist of 450,000 shares and an additional 450,000 shares underlying warrants, although those warrants may only be exercised to the extent such exercise does not cause the Reporting Person to exceed 19.99% beneficial ownership. If that 19.99% "blocker" provision were disregarded, the 900,000 shares beneficially owned would constitute 23.3% of the Issuer's outstanding common stock (including shares underlying the warrants).
- Yosef Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 900,000; sole dispositive power 0; shared dispositive power 900,000; aggregate amount beneficially owned 900,000 (19.99% of the class)
  Comment: Rows 8, 10, 11 and 13: The shares beneficially owned consist of 450,000 shares and an additional 450,000 shares underlying warrants, although those warrants may only be exercised to the extent such exercise does not cause the Reporting Person to exceed 19.99% beneficial ownership. If that 19.99% "blocker" provision were disregarded, the 900,000 shares beneficially owned would constitute 23.3% of the Issuer's outstanding common stock (including shares underlying the warrants).
- Michael Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 900,000; sole dispositive power 0; shared dispositive power 900,000; aggregate amount beneficially owned 900,000 (19.99% of the class)
  Comment: Rows 8, 10, 11 and 13: The shares beneficially owned consist of 450,000 shares and an additional 450,000 shares underlying warrants, although those warrants may only be exercised to the extent such exercise does not cause the Reporting Person to exceed 19.99% beneficial ownership. If that 19.99% "blocker" provision were disregarded, the 900,000 shares beneficially owned would constitute 23.3% of the Issuer's outstanding common stock (including shares underlying the warrants).
- Dotan Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 900,000; sole dispositive power 0; shared dispositive power 900,000; aggregate amount beneficially owned 900,000 (19.99% of the class)
  Comment: Rows 8, 10, 11 and 13: The shares beneficially owned consist of 450,000 shares and an additional 450,000 shares underlying warrants, although those warrants may only be exercised to the extent such exercise does not cause the Reporting Person to exceed 19.99% beneficial ownership. If that 19.99% "blocker" provision were disregarded, the 900,000 shares beneficially owned would constitute 23.3% of the Issuer's outstanding common stock (including shares underlying the warrants).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: DUKE Robotics Corp.
Address of issuer's principal executive offices: 10 HaRimon Street, Science and Industrial Park, Mevo Carmel, Israel (L3), 2069203

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 3 to Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

Y.D More Investments Ltd. ("YDM");
More Provident Funds and Pension Ltd. ("MPF");
More Co-Invest (L.P.), Limited Partnership ("MCI LP");
B.Y.M. Mor Investments Ltd. ("BYM");
Eli Levy;
Yosef Levy;
Benjamin Meirov;
Yosef Meirov;
Michael Meirov; and
Dotan Meirov.

Each of the foregoing entities and individuals is referred to as a "Reporting Person", and collectively they are referred to as the "Reporting Persons".

YDM is a company organized under the laws of the State of Israel. The principal business of YDM is the management of the investment portfolios of mutual funds, provident and pension funds, and private investment funds. The address of the principal office of YDM is 2 Ben-Gurion Street, Ramat Gan, Israel.

YDM is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through BYM, a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov, (c) Yosef Levy, and (d) Eli Levy through Elldot Ltd., a wholly owned company.

MPF is a majority-owned subsidiary of YDM, which owns 65.89% thereof. MPF is a company organized under the laws of the State of Israel. The principal business of MPF is the management of provident and pension funds. The address of the principal office of MPF is 2 Ben-Gurion Street, Ramat Gan, Israel.

MCI LP is a limited partnership organized under the laws of the State of Israel. The principal business of MCI LP is serving as an investment fund. The address of the principal office of MCI LP is 2 Ben-Gurion Street, Ramat Gan, Israel.

BYM is a company organized under the laws of the State of Israel. The principal business of BYM is serving as a holding company controlled by Mr. Yosef Meirov. The address of the principal office of BYM is 23 Tuval St., Ramat Gan, Israel.

Mr. Eli Levy is an Israeli citizen. His business address is 2 Ben-Gurion Street, Ramat Gan, Israel. Mr. Levy is currently the co-CEO of YDM and its subsidiary More Mutual Funds (2013) Ltd. and a member of the board of directors of YDM and various of its subsidiaries.

Mr. Yosef Levy is an Israeli citizen. His business address is 2 Ben-Gurion Street, Ramat Gan, Israel. Mr. Levy is currently the co-CEO of YDM, CEO of its subsidiary More Private Funds Ltd. and a member of the board of directors of YDM and various of its subsidiaries, including MPF.

Mr. Benjamin Meirov is a citizen of Israel and the United States. His home address is 32 Bazel St., Herzliya, Israel. Mr. Meirov is currently a member of the board of directors of YDM and an owner of M.I.D. House of Diamonds Ltd. ("MID"), an Israeli company. The principal business of MID is diamonds, and the address of its principal office is 23 Tuval St., Ramat Gan, Israel.

Mr. Yosef Meirov is a citizen of Israel and Belgium. His home address is 18 Shevet Menashe St., Herzliya, Israel. Mr. Meirov is currently an owner of MID and a controlling shareholder and director of BYM.

Mr. Michael Meirov is a citizen of Israel and the United States. His home address is 20 Haeshel St., Herzliya, Israel. Mr. Meirov is currently a controlling shareholder and director of BYM.

Mr. Dotan Meirov is a citizen of Israel and the United States. His home address is 32 Hanasi Ben Zevi St., Herzliya, Israel. Mr. Meirov is currently a Manager at MID and a controlling shareholder and director of BYM.
Residence or business address: The address of the principal office of each of YDM, MPF, MCI LP, Mr. Eli Levy and Mr. Yosef Levy is 2 Ben-Gurion Street, Ramat Gan, Israel. The address of the principal office of BYM is 23 Tuval St., Ramat Gan, Israel. The home addresses of the Reporting Persons who are individuals are as set forth above.
Present principal occupation or employment: The principal businesses or occupations of the Reporting Persons are as set forth above.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The citizenship of each Reporting Person is as set forth on the applicable cover page.

The information required by General Instruction C to Schedule 13D is listed in Annex A hereto and is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons utilized the funds of the relevant Reporting Persons (MPF, MCI LP and Yosef Levy) that directly hold the shares of common stock and warrants to purchase common stock ("warrants") reported herein for the acquisition of those securities. No new securities have been acquired by the Reporting Persons from the filing of Amendment No. 2 to the Schedule 13D until the filing of this Amendment No. 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons are filing this Amendment No. 3 to Schedule 13D ("Amendment No. 3") to amend and supplement the Statement of Beneficial Ownership on Schedule 13D originally filed by the Reporting Persons with the SEC on July 6, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on January 29, 2024 ("Amendment No. 1"), and as further amended by Amendment No. 2 filed with the SEC on June 25, 2024 ("Amendment No. 2"), with respect to the common stock of the Issuer. This Amendment No. 3 is being filed in order to report changes in the Reporting Persons' beneficial ownership percentages resulting from: (i) the additional warrant amendment agreement, dated March 10, 2026 (described below); (ii) the 1-for-25 reverse stock split of the common stock effective March 6, 2026; and (iii) the Issuer's Nasdaq uplisting and public offering, which closed on May 18, 2026.

The securities described in this Amendment No. 3 were acquired for investment purposes. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. Depending upon the factors discussed herein and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer in the open market or in privately negotiated transactions and/or exercise warrants for underlying shares of common stock, or sell or otherwise dispose of some or all of their securities of the Issuer.

Warrant Amendment Agreement -- March 10, 2026

On March 10, 2026, each of MPF, MCI LP and Yosef Levy entered into an additional Warrant Amendment Agreement with the Issuer (each, a "2026 Warrant Amendment Agreement"), pursuant to which the expiration date of the exercise term of the warrants held by them was further extended from May 11, 2026 to May 1, 2031. The exercise price of the warrants ($16.25 per share, which reflects the existing exercise price, as adjusted to reflect the recent Reverse Stock Split) and the beneficial ownership blocker limiting exercise such that, after giving effect to such exercise, the holder will beneficially own not more than 19.99% of the Issuer's common stock, each as previously described in Amendment No. 2, remain in effect. The foregoing description of the 2026 Warrant Amendment Agreement is not complete and is subject to and qualified in its entirety by reference to the full text of such agreement, which serves as Exhibit 23 hereto and which is incorporated herein by reference.

Reverse Stock Split

On March 4, 2026, the Issuer filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation in Nevada to effect a 1-for-25 reverse stock split, which became effective on March 6, 2026 (the "Reverse Stock Split"). Following the effectiveness of the Reverse Stock Split, the Issuer's outstanding shares of common stock, stock options, warrants and other equity-based instruments were adjusted to reflect the Reverse Stock Split, as applicable. The Reverse Stock Split was a technical corporate action and did not affect the Reporting Persons' beneficial ownership percentages; however, the number of shares of common stock and warrants beneficially owned by the Reporting Persons was adjusted proportionately as a result thereof. All share and warrant quantities reported in this Amendment No. 3 reflect the Reverse Stock Split.

Nasdaq Uplisting and Public Offering

On May 14, 2026, the Issuer entered into an underwriting agreement with Maxim Group LLC, as representative of the underwriters, in connection with a public offering of units consisting of shares of common stock and warrants. In connection therewith, the Issuer's common stock and warrants were approved for listing on the Nasdaq Capital Market and commenced trading under the symbols "DUKR" and "DUKRW," respectively. The offering closed on May 18, 2026 and resulted in an increase in the Issuer's issued and outstanding share capital. Such increase caused a material change in the Reporting Persons' beneficial ownership percentages relative to the percentages most recently reported in Amendment No. 2.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to Rows (7) through (11), and (13), of the cover pages of this Amendment No. 3, as well as the footnote on each such cover page, are incorporated herein by reference.

The aggregate percentage of common stock reported as beneficially owned by each Reporting Person was calculated based on 3,407,977 shares of common stock issued and outstanding as of May 19, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 20, 2026, plus such number of additional shares of common stock issuable upon exercise of warrants beneficially owned by the relevant Reporting Person, but subject to the limitation that exercise of those warrants cannot cause any Reporting Person to exceed 19.99% beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Amendment No. 3, are incorporated herein by reference. Except for Yosef Levy with respect to the 12,000 shares of common stock and 12,000 additional shares of common stock underlying warrants that he holds directly in his personal capacity, this Amendment No. 3 shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by the Schedule 13D, and each Reporting Person disclaims beneficial ownership of any such securities (except for Yosef Levy with respect to the securities that he holds directly). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the Reporting Persons and other entities named in this Schedule 13D disclaims the existence of any such group.
Transactions in the class effected during the past sixty days: During the past 60 days, none of the Reporting Persons or Related Persons has effected any transactions in the common stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended by addition of the following:

On March 10, 2026, each of MPF, MCI LP and Mr. Yosef Levy entered into the 2026 Warrant Amendment Agreement with the Issuer, pursuant to which the expiration date of the exercise term of the warrants held by each of them was further extended from May 11, 2026 to May 1, 2031. The exercise price of the warrants ($16.25 per share, which reflects the existing exercise price, as adjusted to reflect the recent Reverse Stock Split) and the 19.99% beneficial ownership blocker, each as previously described in Amendment No. 2, remain in effect.

Except for the agreements described above and the Securities Purchase Agreements and agreements related to the warrants described in the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement (incorporated herein by reference to Exhibit 1 of the Original Schedule 13D)
Exhibits 2-22 - Incorporated herein by reference to the corresponding exhibits to Amendment No. 2
Exhibit 23 - Form of Amendment to Common Stock Purchase Warrant, dated as of March 10, 2026, between the Issuer and each of MPF, MCI LP, and Yosef Levy (incorporated herein by reference to Exhibit 10.13 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on April 1, 2026)
Annex A - List of Executive Officers and Directors of Reporting Persons pursuant to General Instruction C to Schedule 13D

## Signatures
- Y.D. More Investments Ltd: /s/ Yosef Levy, Yosef Levy*, Co-CEO (06/02/2026)
- Y.D. More Investments Ltd: /s/ Meir Gridish, Meir Gridish*, Chairman of the Board (06/02/2026)
- More Provident Funds & Pension Ltd.: /s/ Yosef Levy, Yosef Levy*, Co-CEO (06/02/2026)
- More Provident Funds & Pension Ltd.: /s/ Meir Gridish, Meir Gridish*, Chairman of the Board (06/02/2026)
- More Co-Invest (L.P.), Limited Partnership: /s/ Meir Gridish, Meir Gridish*, Chairman of the Board (06/02/2026)
- B.Y.M. Mor Investments Ltd.: /s/ Meir Gridish, Meir Gridish*, Chairman of the Board (06/02/2026)
- Eli Levy: /s/ Eli Levy, Eli Levy (06/02/2026)
- Yosef Levy: /s/ Yosef Levy, Yosef Levy (06/02/2026)
- Benjamin Meirov: /s/ Meir Gridish**, Benjamin Meirov (06/02/2026)
- Yosef Meirov: /s/ Meir Gridish**, Yosef Meirov (06/02/2026)
- Michael Meirov: /s/ Meir Gridish**, Michael Meirov (06/02/2026)
- Dotan Meirov: /s/ Meir Gridish**, Dotan Meirov (06/02/2026)
Comment: * Signature duly authorized by resolution of the Board of Directors and filed herewith.
** Executed by Meir Gridish, Attorney-in-Fact, pursuant to a Limited Power of Attorney previously filed.